# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DallasNews Corp, CIK 0001413898
CUSIP: 235050101
Title of class of securities: Series A Common Stock, $0.01 par value
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0001688152
Persons authorized to receive notices and communications: Guy Gilmore, MNG Enterprises, Inc., 5990 Washington Street, Denver, Colorado (CO), 80216, (303) 954-6450

## Reporting persons
- Strategic Investment Opportunities LLC (CIK 0001688150): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock (as defined herein) reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of July 8, 2025, as reported in Exhibit 2.1 to the Form 8-K filed by the Issuer on July 10, 2025.
- MNG Enterprises, Inc. (CIK 0001688152): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of July 8, 2025, as reported in Exhibit 2.1 to the Form 8-K filed by the Issuer on July 10, 2025.
- MNG Investment Holdings LLC (CIK 0001688212): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of July 8, 2025, as reported in Exhibit 2.1 to the Form 8-K filed by the Issuer on July 10, 2025.
- Freeman Heath (CIK 0001693074): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of July 8, 2025, as reported in Exhibit 2.1 to the Form 8-K filed by the Issuer on July 10, 2025.
- Alden Global Capital LLC (CIK 0001616882): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 470,000; sole dispositive power 0; shared dispositive power 470,000; aggregate amount beneficially owned 470,000 (9.9% of the class)
  Comment: The percentage of Series A Common Stock reported as beneficially owned by the Reporting Person is based on 4,739,025 shares of Series A Common Stock outstanding as of July 8, 2025, as reported in Exhibit 2.1 to the Form 8-K filed by the Issuer on July 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, $0.01 par value
Name of issuer: DallasNews Corp
Address of issuer's principal executive offices: P.O. Box 224866, Dallas, Texas (TX), 75222-4866

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (each a "Reporting Person" and, together, the "Reporting Persons"):

i. Strategic Investment Opportunities LLC, a Delaware limited liability company ("Opportunities");

ii. MNG Enterprises, Inc., a Delaware corporation ("MNG");

iii. MNG Investment Holdings LLC, a Delaware limited liability company ("MNG Holdings");

iv. Heath Freeman, as the President of Alden ("Mr. Freeman"); and

v. Alden Global Capital LLC, a Delaware limited liability company ("Alden").

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 of this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Opportunities, MNG, MNG Holdings, and Alden. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of Opportunities, MNG, and MNG Holdings is 5990 Washington Street, Denver, Colorado 80216. The principal business address of each of Mr. Freeman and Alden is 1971 W. Lumsden Road, Suite 330, Brandon, Florida 33511.
Present principal occupation or employment: The principal business of Opportunities is investing. The principal business of MNG is to serve as the parent company and manager of MediaNews Group, Inc., a leading newspaper publisher in local, multi-platform news and information. The principal business of MNG Holdings is to serve as the managing member of Opportunities. Mr. Freeman is the President of Alden. The principal business of Alden is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Series A common stock, par value $0.01 per share ("Series A Common Stock"), were purchased with the working capital of Opportunities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Series A Common Stock reported herein was approximately $6,414,333.68, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 22, 2025, MNG delivered a letter (the "Letter") to the Board of Directors of the Issuer (the "Board") setting forth a non-binding offer to acquire all of the issued and outstanding shares of the Issuer's Series A Common Stock and the Issuer's Series B common stock, par value $0.01 per share ("Series B Common Stock" and, together with the Series A Common Stock, "Common Stock") not already owned by MNG for $16.50 per share in cash (the "Proposal"), on the terms and subject to the conditions set forth in the Letter. The Proposal is not subject to any financing conditions, but it remains subject to MNG's satisfactory completion of due diligence and the negotiation and execution of definitive documentation. Accordingly, the terms and conditions set forth in the Proposal are subject to change. The Proposal is a non-binding expression of interest only, and it does not constitute an offer capable of acceptance or a legally binding obligation. MNG reserves the right to withdraw or modify the Proposal at any time. The Letter and the Proposal (1) are intended solely for the consideration of the Board and not for the consideration of the Issuer's shareholders or any other person or entity, and (2) are not, and are not intended to be, a solicitation of a proxy or vote with respect to any securities of the Issuer or any other securities, or an offer to purchase or a solicitation of an offer to sell any securities of the Issuer or any other securities.

As of the date of this Schedule 13D, the Board has not responded to the Proposal. The Reporting Persons intend to respond to inquiries from, and, if invited, engage in discussions and negotiations concerning the Proposal with the Board and the Issuer and its officers, advisors, and other representatives. There can be no certainty or guarantee as to whether any such discussions or negotiations will occur, or, if they occur, the outcome thereof. The Reporting Persons may enter into confidentiality or similar agreements with the Issuer to facilitate such discussions and negotiations.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, at any time and from time to time, take such actions with respect to the investment as they deem appropriate, depending on various factors, including, without limitation:

(1) the outcome of any discussions or negotiations referenced in this Schedule 13D;

(2) the outcome of any negotiations between the Issuer and any other potential acquirer of the Issuer;

(3) the Issuer's financial position and strategic direction;

(4) actions taken by or at the direction of the Board;

(5) market prices for the Issuer's securities;

(6) other investment opportunities available to the Reporting Persons;

(7) general securities market and financing market conditions; and

(8) general economic and industry conditions.

Such actions may involve:

(1) acquiring additional Common Stock or other equity, debt, notes, securities or instruments, or derivative or other instruments that are based upon or relate to the value of securities or instruments, of the Issuer (collectively, "Securities"), in the open market or otherwise;

(2) disposing of any or all of their Securities, in the open market or otherwise;

(3) engaging in hedging or similar transactions with respect to the Securities; or

(4) proposing, planning, or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

If entered into and consummated, the transactions contemplated by the Letter and the Proposal, or any other similar transaction, would, among other things:

(1) result in the Reporting Persons' acquisition of additional securities of the Issuer;

(2) effectuate a merger of the Issuer;

(3) effectuate a change of control of the Issuer;

(4) result in changes to the Issuer's certificate of formation and bylaws;

(5) result in changes to the board of directors or management of the Issuer;

(6) lead to the delisting of the Series A Common Stock from The Nasdaq Stock Market; and

(7) lead to the deregistration of the Series A Common Stock under the Securities Exchange Act of 1934, as amended.

The foregoing descriptions of the Letter and the Proposal and the transactions contemplated thereby, are qualified in their entirety by reference to the full text of the Letter, a copy of which is included as Exhibit 3 to this Schedule 13D and is incorporated by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons may be deemed to beneficially own 470,000 shares of Series A Common Stock, or approximately 9.9% of the Series A Common Stock outstanding. The percentage of the Series A Common Stock reported as beneficially owned by the Reporting Persons is based on 4,739,025 shares of Series A Common Stock outstanding as of July 8, 2025, as reported in Exhibit 2.1 to the Form 8-K filed by the Issuer on July 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the Series A Common Stock reported herein.
Transactions in the class effected during the past sixty days: The transactions in the Series A Common Stock effected by the Reporting Persons within the past sixty days are set forth in Exhibit 4 attached hereto.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Series A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 4 of this Schedule 13D is incorporated herein by reference.

On July 22, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 1: Joint Filing Agreement, dated July 22, 2025
Exhibit 2: Schedule A
Exhibit 3: Letter to the Board, dated July 22, 2025
Exhibit 4: Schedule B: Schedule of Transactions

## Signatures
- Strategic Investment Opportunities LLC: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer of MNG Enterprises, Inc., sole member of MNG Investment Holdings LLC, its managing member (07/22/2025)
- MNG Enterprises, Inc.: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer (07/22/2025)
- MNG Investment Holdings LLC: /s/ Guy Gilmore, Guy Gilmore, Chief Operating Officer of MNG Enterprises, Inc., its sole member (07/22/2025)
- Freeman Heath: /s/ Heath Freeman, Heath Freeman (07/22/2025)
- Alden Global Capital LLC: /s/ Heath Freeman, Heath Freeman, President (07/22/2025)